MEDCATH INCORPORATED
                         7621 Little Avenue, Suite 106
                        Charlotte, North Carolina 28226



                                                                   July 9, 1998


To Our Shareholders:


     You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of MedCath Incorporated (the "Company" or "MedCath") to be held on July 30, 1998, at 10:00 a.m., local time, at Raintree Country Club, located at 8600 Raintree Lane, Charlotte, North Carolina. The purpose of the Special Meeting is to consider and vote upon a merger (the "Merger") that, if approved and subsequently consummated, will result in the public shareholders of MedCath receiving $19 in cash per share for their stock and MedCath becoming a privately-owned company.


     If approved by MedCath's shareholders, the Merger would be accomplished pursuant to an Agreement and Plan of Merger (the "Merger Agreement") as follows. MCTH Acquisition, Inc. (the "Acquiror"), a newly-formed North Carolina corporation which is an indirect, wholly-owned subsidiary of MedCath Holdings, Inc., a newly-formed Delaware corporation (the "Parent"), would merge with and into MedCath, which would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, $.01 par value, of MedCath (the "Common Stock"), other than shares held by shareholders who are entitled to and who have perfected their dissenters' rights and shares held by the Acquiror, will be canceled and converted automatically into the right to receive $19 in cash, payable to the holder thereof, without interest.

     The Parent was organized at the direction of two private investment partnerships that have jointly agreed, together with certain affiliated entities and individuals, to acquire (indirectly through the Parent in the Merger) the stock of the public shareholders of MedCath. The first partnership is KKR 1996 Fund, L.P. (the "KKR Partnership"), an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). The second partnership is Welsh, Carson, Anderson & Stowe VII, L.P. ("WCAS VII"). One other private investment partnership and 12 individuals affiliated with WCAS VII will also participate in the transaction (together with WCAS VII, the "WCAS Investors").

     Three other members of MedCath's management and I (the "Management Group") have each agreed to contribute to the Parent in kind at least 50% of the value of our equity interests in MedCath, which includes both shares of Common Stock and the difference between $19 per share and the exercise prices of our stock options. Certain of the WCAS Investors have also agreed to contribute a portion of their shares of Common Stock to the Parent. In addition, the approximately 80 physicians (the "Physicians") who own shares of Common Stock issued to them in connection with the Company's acquisition of contracts to manage their practices will be individually offered the opportunity to contribute to the Parent up to 50% of their shares of Common Stock (or, in the case of two of the Physicians, 100% of their shares). All of the approximately 30 employees (the "Employees") of MedCath (not including members of the Management Group) who hold options to purchase shares of Common Stock will individually be offered the opportunity to exchange their existing options for options to purchase shares of common stock of the Parent.

     If the Merger is consummated, the Management Group, the WCAS Investors, the Physicians and the Employees will not receive any cash in the Merger for the value of their equity interests in MedCath contributed to the Parent. Instead, they will receive shares, and (in the case of the Management Group and the Employees) options to purchase shares, of common stock of the Parent and will continue to have indirect ownership interests in MedCath following the Merger. They will, however, receive cash in the Merger (on the same terms as the other shareholders) for their shares of Common Stock that they do not contribute to the Parent. The Management Group and the Employees will also receive cash for the difference between $19 per share and the exercise prices of any stock options they do not agree to exchange for substantially equivalent options to purchase shares of common stock of the Parent.


     A special committee of the Board of Directors of MedCath (the "Special Committee"), consisting of two independent directors (who are neither members of the Management Group nor affiliated with WCAS VII or the KKR Partnership) was formed nearly a year ago to investigate, consider and evaluate strategic alternatives to maximize shareholder value. The Special Committee has unanimously recommended to MedCath's Board of Directors that the Merger and related agreements be approved. In connection with its evaluation of strategic alternatives, the Special Committee engaged Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor. Goldman Sachs has rendered its opinion that, as of July 6, 1998, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the cash merger consideration of $19 per share to be received in the Merger is fair from a financial point of view to the shareholders of the Company (other than the Management Group, the KKR Partnership, the WCAS Investors and the Acquiror). The written opinion of

Goldman Sachs, dated July 6, 1998, is attached as Appendix B to the enclosed Proxy Statement and should be read carefully and in its entirety by the shareholders.

     The Special Committee and the Board of Directors believe that the terms of the Merger are fair to, and in the best interests of, the Company's shareholders and unanimously recommend that the shareholders approve the Merger. Four of the six members of MedCath's Board of Directors are either members of the Management Group or WCAS Investors and, consequently, have conflicts of interest in connection with this recommendation. None of those directors participated in the vote on the Merger. As a result, the two independent directors (who also constituted the Special Committee) were the only members of the Board of Directors who voted on the Merger.


     Approval of the Merger at the Special Meeting will require the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. Shareholders (including the Management Group, the other executive officers of MedCath, the WCAS Investors, Welsh, Carson, Anderson & Stowe V, L.P., an affiliate of WCAS VII, and the members of the Special Committee) who, as of the record date, beneficially owned approximately 23% of the outstanding shares of Common Stock, have either agreed to or expressed their intention to vote their shares for approval of the Merger.

     The accompanying Proxy Statement provides you with a summary of the proposed Merger and additional information about the parties involved and their interests. Please give all this information your careful attention. Whether or not you plan to attend, it is important that your shares are represented at the Special Meeting. A failure to vote will count as a vote against the Merger. Accordingly, you are requested to promptly complete, sign and date the enclosed proxy and return it in the envelope provided.




                                        STEPHEN R. PUCKETT
                                        Chairman, President and Chief Executive
                                        Officer